Exhibit (a)(1)(WW)

[LETTERHEAD OF OMNICARE, INC.]

July 7, 2005

Dear Omnicare Employee:

I am pleased to announce that we have entered into a definitive merger agreement to acquire NeighborCare. We have also announced this week an agreement to acquire RxCrossroads, a provider of specialty distribution, product support and mail-order pharmacy services for pharmaceutical manufacturers and biotechnology companies.

More than a year in the making, the acquisition of NeighborCare solidifies Omnicare’s position as the nation’s leading institutional pharmacy provider. The transaction gives us greater reach and presence and further efficiencies from our combined operations through economies of scale. The combination will create an even stronger company with greater resources to enhance service for all customers and create value for our shareholders. As a combined organization, we will serve nearly 1.4 million beds throughout the country.

We expect the NeighborCare transaction to close during the third quarter after customary closing conditions are met and the tender offer for NeighborCare’s shares is completed. As with all other Omnicare acquisitions, we are committed to a seamless integration. During this transition, it is essential for every employee to remain focused on providing the excellent service and care that each and every customer has come to expect from us.

Earlier this week, we also announced that we have executed a definitive agreement to acquire RxCrossroads, a privately held company based in Louisville, Kentucky.

We are pleased to have RxCrossroads join our organization. RxCrossroads complements our existing businesses and leverages our relationships with pharmaceutical companies. It fills a space between our pharmacy and CRO divisions with a platform that can leverage the strengths of both existing divisions to enhance our future growth opportunities. In addition, the acquisition allows Omnicare to become the only provider of end-to-end custom product solutions to pharmaceutical and biotechnology companies. We also expect this transaction to close during the third quarter of 2005.

We look forward to working with our new teammates from NeighborCare and RxCrossroads. We will update you as these transactions proceed. If you have any questions about these announcements, please contact your supervisor.

Once these two acquisitions are completed, Omnicare will have revenues in excess of $6 billion – and we will have far exceeded the aggressive goal we set for ourselves in 2002 of being a $5 billion company by 2005. We could not have accomplished this without your substantial efforts and dedication to our business.

As always, I am counting on your support as we take this next major step together as an organization.

Sincerely,

/S/ JOEL F. GEMUNDER
Joel F. Gemunder
President and Chief Executive Officer